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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           ------------------------

                                  SCHEDULE TO
                                 (Rule 13e-4)
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                             OPENWAVE SYSTEMS INC.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

         Options to Purchase Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)

                                  63718-10-0
                     (CUSIP Number of Class of Securities)

                           ------------------------

                            1400 Seaport Boulevard
                        Redwood City, California 94063
                                (650) 480-8000
          (Name, Address, and Telephone Numbers of Person Authorized
      to Receive Notices and Communications on Behalf of Filing Persons)

                           ------------------------

                                   Copy to:

             Donald J. Listwin                        Stephen W. Fackler, Esq.
   President and Chief Executive Officer               Richard A. Grimm, Esq.
           Openwave Systems Inc.                     Simpson Thacher & Bartlett
          1400 Seaport Boulevard                        3330 Hillview Avenue
       Redwood City, California 94063                   Palo Alto, CA 94304
               (650) 480-8000                              (650) 251-5000

                           ------------------------

================================================================================
        Transaction valuation*                 Amount of Filing Fee
--------------------------------------------------------------------------------
           $128,091,308.29                            $25,618.26
================================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 35,832,309 shares of common stock of Openwave Systems Inc. having an aggregate value of $128,091,308.29 as of August 3, 2001, will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of options, the aggregate value of the options and the filing fee are based on the number of outstanding options that OpenWave Systems, Inc. expects to acquire under this offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  Not Applicable     Filing Party:  Not Applicable
                             -------------------               -----------------
      Form or Registration No.:  Not Applicable   Date Filed:  Not Applicable
                               -----------------             -------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]     third-party tender offer subject to Rule 14d-1.
      [X]     issuer tender offer subject to Rule 13e-4.
      [ ]     going-private transaction subject to Rule 13e-3.
      [ ]     amendment to Schedule 13D under Rule 13d-2.
      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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Tender Offer

     Openwave Systems Inc., a Delaware corporation (the "Company"), is filing this Tender Offer Statement on Schedule TO under Section 13(e) of the Securities Exchange Act of 1934, as amended, (the "Statement"), in connection with the offer to exchange outstanding options to purchase the Company's common stock, par value $0.001, on the terms and subject to the conditions described in the Offer to Exchange Options to Purchase Common Stock, dated August 7, 2001 (the "Offer to Exchange"), and the related attachments thereto. The Offer to Exchange is attached to this Statement as Exhibit (a)(i) and the related documents are attached to this Statement as exhibits, which, as they may be amended or supplemented from time to time, constitute the "Offer."

Item 1.  Summary Term Sheet.

     The information set forth under "Summary of Terms" in the Offer to Exchange, dated August 6, 2001, attached hereto as Exhibit (a)(i), is incorporated herein by reference.

Item 2.  Subject Company Information.

     (a) Our name is Openwave Systems Inc., we are a Delaware corporation, and the address and telephone number of our principal executive office is 1400 Seaport Boulevard, Redwood City, California, 94063, (650) 480-8000.

     (b) The information set forth in the Offer to Exchange under "Summary of Terms," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Eligible Options for Exchange and Cancellation and Issuance of Replacement Options") and Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

     (a) The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.  Terms of the Transaction.

     (a) The information set forth in the Offer to Exchange under "Summary of Terms," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Eligible Options for Exchange and Cancellation and Issuance of Replacement Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Replacement Options"), Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Options"), Section 10 ("Status of Eligible Options Acquired by Us in the Offer),
Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material Tax Consequences") and Section 13 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Options") is incorporated herein by reference.
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                                                                               2

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

     (e) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

     (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Eligible Options for Exchange and Cancellation and Issuance of Replacement Options") and Section 10 ("Status of Eligible Options Acquired by Us in the Offer") is incorporated herein by reference.

     (c) Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

     (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") and Section 14 ("Fees and Expenses") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

     (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a) Not applicable.

     (b) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Options") is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     (a) The information set forth in the Offer to Exchange under Section 14 ("Fees and Expenses") is incorporated herein by reference.

Item 10. Financial Statements.

     (a) The information set forth in the Offer to Exchange under Section 15 ("Information About Openwave") and Section 16 ("Additional Information") is incorporated herein by reference.

Item 11. Additional Information.

     (a) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Options") and Section 11 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b) Not applicable.
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                                                                               3

Item 12. Exhibits.

         (a)(i)    Offer to Exchange, dated August 7, 2001.

         (a)(ii) E-mail communication to Openwave Systems Inc. employees, dated August 7, 2001.

         (a)(iii) Materials used in Webex Presentation to Openwave Systems Inc. Employees on August 7, 2001.

         (a)(iv)   Website Login Page.

         (a)(v)    Election Forms.

         (a)(vi)   Form of Election Confirmation.

         (a)(vii)  Website Glossary of Terms Section.

         (a)(viii) Website Question and Answer Section.

         (a)(ix) Openwave Systems Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001, and incorporated herein by reference.

         (a)(x) Openwave Systems Inc. Quarterly Report on Form 10-Q for the quarter ended December 31, 2000, filed with the Securities and Exchange Commission on February 14, 2001, and incorporated herein by reference.

         (a)(xi) Phone.com, Inc.'s Annual Report on Form 10-K, filed with the SEC on August 31, 2000, is incorporated herein by reference.

         (a)(xii) Software.com, Inc.'s Current Report on Form 8-K, filed with the SEC on July 17, 2000, is incorporated herein by reference.

         (a)(xiii) Phone.com, Inc.'s Registration Statement on Form S-4, filed with the SEC on October 20, 2000, is incorporated herein by reference.

         (b)       Not applicable.

         (d)(i)    Openwave Systems Inc. 2001 Stock Compensation Plan.

         (d)(ii) Form of Nonstatutory Stock Option Agreement under the Openwave Systems Inc. 2001 Stock Compensation Plan.

         (g)       None.

         (h)       None.

Item 13. Information Required by Schedule 13e-3.

         Not applicable.
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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 7, 2001                       Openwave Systems Inc.
                                     By: /s/  Steve Peters
                                         ------------------------------------
                                         Name:  Steve Peters
                                         Title:  Vice President, General
                                                 Counsel, and Secretary
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                                 EXHIBIT INDEX

Exhibit
Number   Description
-------  -----------

(a)(i)    Offer to Exchange, dated August 7, 2001.

(a)(ii) E-mail communication to Openwave Systems Inc. employees, dated August 7, 2001.

(a)(iii) Materials used in Webex Presentation to Openwave Systems Inc. Employees on August 7, 2001.

(a)(iv)   Website Login Page.

(a)(v)    Election Forms.

(a)(vi)   Form of Election Confirmation.

(a)(vii)  Website Glossary of Terms Section.

(a)(viii) Website Question and Answer Section.

(a)(ix) Openwave Systems Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001, and incorporated herein by reference.

(a)(x) Openwave Systems Inc. Quarterly Report on Form 10-Q for the quarter ended December 31, 2000, filed with the Securities and Exchange Commission on February 14, 2001, and incorporated herein by reference.

(a)(xi) Phone.com, Inc.'s Annual Report on Form 10-K, filed with the SEC on August 31, 2000, is incorporated herein by reference.

(a)(xii) Software.com, Inc.'s Current Report on Form 8-K, filed with the SEC on July 17, 2000, is incorporated herein by reference.

(a)(xiii) Phone.com, Inc.'s Registration Statement on Form S-4, filed with the SEC on October 20, 2000, is incorporated herein by reference.

(b)       Not applicable.

(d)(i)    Openwave Systems Inc. 2001 Stock Compensation Plan.

(d)(ii) Form of Nonstatutory Stock Option Agreement under the Openwave Systems Inc. 2001 Stock Compensation Plan.

(g)       None.

(h)       None.